Exhibit 4.2(H)

Telecom Italia S.p.A.

2010-2014 broad-based employee share ownership plan

RULES

In implementation of the resolutions made on 29 April 2010 by the Ordinary Shareholders’ Meeting and then on 6 May 2010 by the Board of Directors of Telecom Italia S.p.A. (with registered office in Milan, at 2 Piazza degli Affari, tax code and registration number in the Milan Company Register 00488410010, also referred to as “Telecom Italia”, the “Company” and the “Issuer”), these rules (the “Rules”) have been drawn up for the “2010-2014 Broad-based Employee Share Ownership Plan” (also referred to as the” 2010-2014 Plan” or the “Plan”)

The 2010-2014 Plan consists of the offer to subscribe to ordinary shares in the Company, for cash, at a discounted price compared to the market price, reserved to employees of the Company or its subsidiaries registered in Italy, with the possibility of payment by instalments deducted from salary, and a further free assignment of ordinary shares, subject to retention of ownership of the subscribed shares for one year and continuing employment with a Telecom Italia Group companies.

Definitions

Reserved Increase in Capital – the increase in capital reserved to Employees pursuant to article 2441(8) of the Civil Code and article 134 (2) of legislative decree no. 58/1998, resolved by the Board of Directors of the Issuer on 6 May 2010, in exercising the mandate given to it by the Extraordinary Shareholders’ Meeting of 29 April 2010 for a maximum of 31,000,000 Shares, to be subscribed by Employees to a maximum sum of 3,000 euro per Employee.

Free Increase in Capital – the increase in capital pursuant to article 2349 of the Civil Code, object of the mandate given to the Board of Directors of the Issuer, with the issue of Shares, referred to as Bonus Shares, to a maximum of 1/3 of the Reserved Increase in Capital, reserved free of charge to the Subscribers who retained uninterrupted ownership of the Subscribed Shares throughout the Investment Period, and maintained their Employment, continuously, and assignable to each Subscribed in the measure of one Bonus Share for every three Subscribed Shares.

Company – Telecom Italia or other Group company by which the Employee is employed.

Share/Shares – the ordinary shares of Telecom Italia S.p.A., each of € 0.55 par value, that are the object of the Plan. The Shares are traded on the Electronic Share Market organised and operated by Borsa Italiana S.p.A.

Subscribed Share(s) – the newly issued Shares subscribed in the Reserved Increase in Capital.

Bonus Shares – the Shares of new issue that may be assigned free of charge in the Reserved Increase in Capital, in the measure of one Bonus Share for every three Subscribed Shares.

Employees, or Beneficiaries – the employees with a permanent contract of employment with Telecom Italia or Group companies, on the company payroll on 15 June 2010.

Telecom Italia Group or the Group – Telecom Italia and the companies it controls directly and indirectly with registered offices in Italy.

Offer – the offer reserved to Employees to subscribe to Shares of new issue, the object of the Reserved Increase in Capital.

Offer Period – the period in which the Offer may be accepted, which starts at 8.30 a.m. on 28 June 2010 and ends at 5.30 p.m. on 9 July 2010, during which Employees may subscribe to Shares.

Investment Period – the period of twelve months starting from the date the Subscribed Shares are assigned.

Subscribers – the Beneficiaries who accept the Offer and subscribe the Reserved Increase in Capital.

1.	Description of the Plan

1.1.

The first phase of the Plan is the Offer of a maximum of 31,000,000 Shares, within an individual investment limit of 3,000 euro per Employee, without prejudice to the right to reallocation should the Reserved Increase in Capital not be sufficient to satisfy all the subscription requests.

1.2.

The Share subscription price in the Offer shall be equal to the arithmetic mean of the official prices of the ordinary shares of the Company registered from 25 May 2010 to 25 June 2010 on the electronic share market organised and operated by Borsa Italiana S.p.A., calculated using as denominator only those days to which the prices used for the basis of the calculation apply, discounted by 10%, truncating to two significant figures (eurocents). The precise Issue Price shall be communicated in a notice published on the Group intranet on the evening of 25 June 2010.

1.3.	The Subscribed Shares shall be held by the Issuer, which will guarantee to hold and administer them free of charge.

1.4.

Those Subscribers who have retained the Subscribed Shares with the Issuer uninterruptedly throughout the Period of Investment, and who maintained their status as Employees will be assigned Bonus Shares in a ratio of 1 Bonus Share for every 3 Subscribed Shares (with rounding down to the nearest whole number if necessary).

1.5.

Upon acceptance of the offer to subscribe the Reserved Increase in Capital, the Subscribers undertake that their Subscribed Shares and the Bonus Shares assigned to them shall be held on free deposit and custody with the Issuer for three years from their respective date of subscription/assignment, while maintaining full enjoyment of their rights, including the right to freely trade the Shares.

2.	Arrangements for accepting the Offer

2.1

Applications to accept the Offer must be submitted to Telecom Italia by completing the appropriate form on line, using an application available on the Group intranet (http://noiportal.telecomitalia.it). Each Recipient may submit a single application accepting the offer to subscribe the Reserved Increase in Capital.

2.2	Subscribers may request assignment of a number of shares that is a multiple of 3, from a minimum of 300 shares to a maximum corresponding to an investment of no more than euro 3,000.

2.3	If Employees should request more Shares than the number of Shares envisaged for the Reserved Increase in Capital, they shall be reallocated according to the following procedure:

a)	each Subscriber shall be allocated a minimum quantity of 300 Shares;

b)

for those Subscribers who have requested a number of Shares that exceeds the minimum quantity, a further quantity of Shares shall be assigned in a measure proportional to the further Shares requested, rounding down to the multiple of 3 immediately below.

2.4

Within 3 working days of the expiry of the Offer Period, each Subscriber shall be informed, by electronic mail, and subject to verification that the application can be proceeded with, in the irrevocable opinion of the Company, of the number of Shares accepted in subscription, the sum that must be paid by the Subscriber, and the terms of payment.

2.5	Payment for the Subscribed Shares must occur in one of the following ways:

a)	in a single amount, by bank transfer;

b)	in instalments, through a Company loan repayable by deductions from salary.

Upon acceptance of the offer to subscribe, Subscribers shall indicate their preferred payment method, without prejudice to the fact that payment by instalment will be activated should the bank transfer operation not have been completed by the working day preceding the date of issue of the shares.

3.	Conditions for the assignment of the Bonus Shares

3.1

The right to the assignment of Bonus Shares accrues on expiry of the Investment Period and shall be dependent on the number of Subscribed Shares maintained uninterruptedly on deposit with the Issuer for the same annual period, in the ratio of one Bonus Share for every three Subscribed Shares (rounding down to the nearest whole number, if necessary).

3.2	Bonus Shares will be assigned to Subscribers after the necessary verification that the conditions for their assignment and to carry out the Free Increase in Capital have been completed.

3.3

The right to the assignment of Bonus lapses if, during the Investment Period, the Employee is no longer an Employee, and that is, is no longer employed by the Company or by a company registered in Italy directly or indirectly controlled by the latter, even if the company is not the same Group company by which the individual was employed at the time of acceptance of the offer to subscribe the Reserved Increase in Capital.

3.4	The right to the assignment of Bonus Shares also lapses if the Subscriber should die during the Investment Period.

4. Terms and Conditions for the loan

4.1

Repayment of the loan, which may be requested from the Company for subscription of the Shares at acceptance of the offer to subscribe the Reserved Increase in Capital, shall occur in twelve monthly instalments.

4.2

The loan shall be granted, subject to its feasibility in the irrevocable opinion of the Company, at the official reference rate of the ECB (European Central Bank), and repayment shall be made by constant monthly instalments deducted on the payroll, from the first useful salary payment. The employee shall provide irrevocable instructions to the Company to make the related deductions from payroll, also on behalf of Telecom Italia, at the time of acceptance of the offer.

4.3	The interest applied by the Company:

•

shall, for 2010, be the official reference rate of the ECB at 31 December 2009, subject to settlement of the outstanding sum owed or payable after recalculation of the interest based on the official reference rate at 31 December 2010;

•

shall, for 2011, be the official reference rate of the ECB at 31 December 2010, subject to settlement of the outstanding sum owed or payable after recalculation of the interest based on the official reference rate at 31 December 2011.

So any settlement of outstanding interest shall be carried out at the end of each calendar year. For those employees who cease to be employees during the year, settlement shall be carried out based on the official tax applicable at the date their employment is terminated.

4.4	The Employee shall have the right to repay the loan in advance, by paying a sum equal to the outstanding capital sum due.

4.5

If the employment by Telecom Italia or another Group company should cease, the loan shall be automatically terminated, and the Employee must repay the outstanding sum, which may be retained in a single amount from the final salary due to the employee. If the Subscriber dies during the period of repayment of the loan, the outstanding capital sum owed will be recovered by the Company in a single sum from the last payments to be made on his or her behalf.

4.6

The Shares Subscribed with the loan shall not be available for the entire duration of the loan, and shall remain on deposit with Telecom Italia. The Subscriber undertakes to not perform any action that might lead to loss or limitation of the ownership of the Subscribed Shares for this period, without prejudice to his or her right to exercise every other right connected to the Subscribed Shares.

5.	National insurance and tax regime

5.1

The national insurance and tax contributions relating to the Subscribed Shares and Bonus Shares assigned shall remain the respective responsibility of the Subscribers and the Company, for their respective competence, based on the applicable pro tempore regulations.

5.2

During the period the shares are on deposit with the Issuer, the Subscriber may transfer the Subscribed Shares and Bonus Shares assigned, also within the three year period from their respective dates of subscription or assignment, without prejudice, in this case, to the exclusion of the traded shares from the tax relief regime pursuant to article 51, subsection c (g) of the Consolidated Income Tax Law (TUIR).

5.3

The national insurance and tax regime of Beneficiaries of the Plan who are resident abroad for tax purposes is that of the tax jurisdictions involved, without prejudice to any applicable international agreements on double taxation.

5.4	The tax regime applicable to the successors and assigns of a defunct Subscriber is the regime of the succession mortis causa.

6.	Changes to the Plan

6.1

The Board of Directors or its delegated representative may make any amendments to the terms and conditions of the Plan required by changes in the applicable law or extraordinary events that might influence it.

7.	Communications

7.1	Communications pursuant to these Rules shall be made in writing, by ordinary post or by electronic mail.

7.2

Communications shall preferably be addressed to the workplace, or at the domicile indicated by the Beneficiaries. For this purpose, it is the responsibility of the Beneficiaries to promptly communicate any changes to their domicile or e-mail address to the offices of the Human Resources department.

8.	Disputes

8.1	Any disputes arising, dependent or in any way connected to the Plan are devolved to the sole jurisdiction of the Milan judicial authorities.

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